March 10, 2022

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On December 28, 2021, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 245 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 254 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed for the purpose of adding a new ETF to the Trust – the ProShares Metaverse Theme ETF (the "Fund")1.

We received comments from you relating to the Amendment. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Prospectus

Principal Investment Strategies

1.Comment: It is the Staff's position that the Fund have a policy of investing at least 80% of its assets in companies that derive 50% of their revenue or 50% of their assets in Metaverse activities.

Response: The Trust has revised the disclosure in the summary prospectus to include the following:

1Note that the Fund's name will change to the "ProShares Metaverse ETF" and that will be reflected in the B-Filing.

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in the securities that comprise the Index.

The Fund is an index fund designed to track the Solactive Metaverse Theme Index. The Trust believes the Index methodology and classification process utilized by the Fund is reasonably designed to produce an Index of companies whose economic fortune is tied to the industry or activity suggested by the Index theme and the Fund's name. To help illustrate this, the Trust has separately provided to the staff information about the Index methodology and the Index constituents.

The Trust notes that the Fund is designed to invest in a newly developing concept known as the "Metaverse." The Trust does not believe there is a generally accepted definition of the "Metaverse" and it is not a type of industry identified in the Global Industry Classification Standards ("GICS"). The typical industry classification schemes used today are backwards looking (as are revenue tests) and are not well-suited to capture the drivers of future economic growth and opportunity. The Trust notes that companies involved in the development of the Metaverse or positioned to be future leaders in this area currently may have other business lines and activities that contribute higher percentages of revenue or profits (sometimes more than 50%) to each such company's total business. Requiring a 50% revenue test would therefore eliminate many such companies, potentially depriving investors of the opportunity to have exposure to innovative and growing companies and industries. The Trust therefore believes that measures of revenue should not be the sole determinant of whether a company's economic fortunes are tied to a particular industry or activity or whether a Fund's name is consistent with Rule 35d-1.

The Trust believes that the natural language selection processing ("NLP") techniques, such as those utilized by Solactive, can be used to identify companies whose economic fortunes are tied to a particular industry or activity and can be sufficient to satisfy the Fund's names rule (Rule 35d- 1 obligations).

Solactive uses an automated scan of a company's filings and other public information in search of terms and phrases which it believes will identify companies that have or are expected to have significant exposure to the provision of products and/or services that contribute to the Metaverse industry. Solactive then reviews each company and excludes any company that does not have relevant business exposure.

NLP is used to identify potential Index constituents. Traditional industry classification systems, such as GICS and Industry Classification Benchmark, are inherently backward looking and one-dimensional as these systems are largely structured around the largest legacy business lines. For example, a company may be categorized in only one sector even if it operates multiple business lines in multiple sectors (and no single business line produces a majority of such company's revenue). As a result, companies with multiple business lines, as well as companies with innovative products, technologies, or business models, may not fit into traditional classification systems in a manner that adequately reflects such companies' actual business operations, future plans and potential for future growth. Bucketing such companies into traditional and potentially outmoded categories potentially makes classifying and analyzing these companies difficult for investors. NLP can identify a set of companies with significant operations in new and innovative areas long before they are accurately captured in a traditional classification system. This process allows for construction of indexes which track a particular set of innovative companies in new and developing areas of the economy. Further, utilizing a revenue test for a new and innovative business line could potentially deprive retail investors of an opportunity to gain exposure to a new area prior to that area gaining traction and becoming a more significant portion of a company's business.

The Trust respectively notes that two recent Metaverse ETF launches include discussion of revenue as a component of index constituents or stock selection but do not provide a particular percentage of revenue required for inclusion in the respective ETFs' portfolio.2

The Trust further notes that there are now a number of other "thematic" funds in operation where the underlying index does not have a specific revenue test or has a hybrid revenue test. For example, one fund utilizes an index whose methodology includes starting with an initial investable universe and then assigning a "social media activity score" based on certain inputs. Another fund utilizes an index with a natural language selection processes to identify certain "nanotechnology" related companies and then determines if they are "core" or "non-core" companies and what their economic stake is tying them to the nanotechnology field. Another fund utilizes an index with a hybrid revenue / natural language selection whereby a company must have a minimum 50% thematic exposure to mRNA business that is calculated by applying certain criteria and the more criteria the company satisfies the higher the score – criteria include a revenue component; companies with a "declared focus on the development and commercialization" of such mRNA technology; or "clinical stage companies with at least one active, approved mRNA technology- focused clinical trial." And, another fund utilizes an index that considers "a combination of factor characteristics, including valuation, momentum and quality" to select companies that may benefit from its "longevity economy" theme related to such things as aging in place, performance health and comfort, staying mobile, and wellbeing.

The Trust has also launched several thematic funds based on indexes that use NLP and do not have an express 50% revenue test. The Trust respectfully notes that the Staff appears to be applying a different standard for Metaverse funds than it has applied for other thematic funds.

The Trust respectfully disagrees with the Staff's position of applying a revenue test to companies in a novel space such as the "Metaverse" as it is a developing area. Nevertheless, the Advisor has engaged in discussions with the Index provider to the Fund and the Index provider has adjusted the Index methodology to capture companies that generate at least 50% of their revenues from Metaverse related business operations. As a result of the change, the constituents of the Index will be reduced from 50 to 40.

2Roundhill Ball Metaverse ETF – the Ball Metaverse Index tracked by this ETF includes "companies for their current and future potential to experience profits or earn revenue from their activities or provision of products, services, technologies, or technological capabilities to enable the Metaverse, and benefit from its generated revenues." [emphasis added] While revenue clearly seems to be a consideration for index inclusion, no specific percentage of revenue is identified.

Subversive Metaverse ETF – the ETF is actively-managed and its strategy notes that once Metaverse companies are identified, the adviser will apply a "Subversive Metaverse Ranking" to each company based on the level of focus and commitment to developing the Metaverse. The disclosures provides that "[a]pplying an SMR can be highly subjective; however, the Adviser and the Metaverse Committee will rely on publicly available information where available, including shareholder reports of issuers or the Bloomberg Terminal. Key drivers of applying an SMR may include the percentage of a company's revenue, workforce, and future capital commitments associated with the Metaverse." [emphasis added]. While revenue clearly seems to be a consideration for stock selection, no specific percentage of revenue is identified.

2.Comment: The definition of "metaverse" seems to be too broad. Consider removing the word "use" from the following sentence as if a company "uses" technology does not necessarily mean they are associated with the metaverse.

The Index consists of companies that provide or use innovative technologies to offer products and services around the Metaverse.

Response: The Trust has revised the disclosure as follows:

The Index consists of companies that provide ~~or use~~ innovative technologies to offer products and services around the Metaverse. "Metaverse" is a term used to refer to a "digital world" or a potential future iteration of the Internet. The Metaverse is characterized by ~~internet- based interactions, engagements, and transactions made in immersive, persistent~~ virtual worlds that create a simulated environment – as well as augmented reality where the real-world environment is enhanced by computer generated sensory information. ~~and shared virtual or physical spaces.~~ The Metaverse is expected to allow people to engage in new ways, such as through internet-based interactions, on-line gaming, and transactions.

3.Comment: It is unclear what is meant by "immersive persistent or shared virtual or physical spaces." Please explain in plain English what this terminology means.

Response: This language has been deleted. See response to Comment #2 above.

4.Comment: Please explain what is meant by "augmented reality."

Response: See response to Comment #2 above.

5.Comment: In the fourth bullet point, please explain what is meant by "facilitates the creation of the Metaverse by setting actual or de facto standards for interoperability."

Response: The phrase "standards of interoperability" generally refers to the standards that govern how different systems or platforms communicate with each other, for example, html standards for the internet or certain internet browsers working on a Windows operating system. The Trust has revised the disclosure as follows:

"facilitates the creation of the Metaverse by setting ~~actual or de facto~~ standards that provide a common set of operating principles, language or expectations ~~or interoperability~~ that allow for the creation, operation and ongoing improvements to the Metaverse. For example, language that can be downloaded and displayed using any browser or graphics."

6.Comment: Please explain how Amazon, which is the largest index constituent, is exposed to the Metaverse.

Response: The Advisor believes Amazon is appropriately included in the Index for three primary reasons. First, shopping is a significant use case for Metaverse as customers can use 3D interaction to better assess products, and Amazon is positioned to lead as a shopping Metaverse platform. Online stores represent 47% of Amazon's 2021 revenue. Second, Amazon powers some of the largest services on the internet, including Netflix and Slack (a business communications platform) through Amazon Web Services (AWS). AWS currently accounts for 22% of 2021 revenue. Third, Amazon also owns Twitch (the largest gaming platform in the world) and has been developing hardware for end-users in accessing the Metaverse including headsets and AR glasses, building on the existing Alexa voice-related and subscription services platforms. Subscription services accounted for 13% of Amazon 2021 revenue. (see page 65 of Amazon's 10-K dated December 31, 2021.

(https://www.sec.gov/ix?doc=/Archives/edgar/data/1018724/000101872422000005/amzn- 20211231.htm)

7.Comment: Please disclose that Index constituents must have a market capitalization of at least $100 million when added to the Index.

Response: The Trust has revised the disclosure as suggested.

8.Comment: The third paragraph following the bullet points discusses certain industries that are excluded from the Index. Please explain why "major telecommunications", "specialty telecommunications" and "wireless telecommunications" are excluded from the Index as they seem to be the type of industries that might be in the Metaverse business.

Response: The Index provider has determined not to include certain industries as part of its Metaverse Theme Index because the Index is designed to focus on companies that provide the technology, infrastructure or hardware to operate in the Metaverse or provide digital platforms where users can interact with each other. The communication between users within the Metaverse will take place in a non-physical virtual environment provided by innovative companies that focus on the Metaverse industry and less by traditional telecommunications companies like AT&T or T- Mobile.

9.Comment: The strategy notes that the Fund invests principally in equity securities. Will the Fund purchase derivatives and, if so, disclose the types of derivatives and that they will be valued at market for purposes of the Rule 35d-1 80% test.

Response: The Fund does not expect to invest in derivatives. Principal Risks

10.Comment: Consider whether data privacy risk, cyber crime activities and the lack of legislation and enforcement tools should be added in the risk disclosure.

Response: The Trust has revised its "Metaverse Companies Risk" to address these areas as shown below:

Metaverse Companies Risk — The metaverse is a developing technology and is subject to risks associated with a developing technology which include, but are not limited to, small or limited markets for their securities, changes in business cycles, world economic growth, technological progress, rapid obsolescence, and government regulation. Companies in metaverse- related businesses, especially smaller, start-up companies, tend to be more volatile than securities of companies that do not rely heavily on technology. Rapid change to technologies that affect a company's products could have a material adverse effect on such company's operating results. These companies may rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. Such companies typically face intense competition and loss or impairment of intellectual property rights.

These companies may be significantly affected by service disruptions caused by hardware or software failures and by cybersecurity attacks. They may also be impacted by privacy concerns and laws, evolving internet regulation and other foreign or domestic regulations that may limit or otherwise affect their operations. There is no guarantee that the products or services produced by companies in metaverse-related businesses will be successful.

A Precautionary Note to Investment Companies

11.Comment: In this section, please make revisions to be consistent with the new fund of funds rule – Rule 12d1-4.

Response: The Trust will update the disclosure for new Rule 12d1-4 in the B-Filing as shown below.

A Precautionary Note to Investment Companies — For purposes of the Investment Company Act of 1940, the Fund is a registered investment company, and the acquisition of the Fund's shares by other investment companies is subject to the restrictions of Section 12(d)(1) thereof. ~~The~~

~~Trust and the Fund have obtained an exemptive order from the SEC allowing a registered investment company to invest in Fund shares beyond the limits of Section 12(d)(1) subject to certain conditions, including that a registered investment company enters into a Participation Agreement with the Trust regarding the terms of the investment.~~ Any investment company considering purchasing shares of the Fund in amounts that would cause it to exceed the restrictions of Section 12(d)(1) should contact the Trust. Prior to a fund acquiring securities of another fund that exceeds the limits of Section 12(d)(1), the acquiring fund must enter into a Fund of Funds Agreement with the acquired fund pursuant to Rule 12d1-4. Rule 12d1-4 outlines the requirements of Fund of Funds Agreements and specifies the responsibilities of the Board related to "fund of funds" arrangements.

Management of the Trust

12.Comment: Page 17 includes a reference to derivatives. Will the Fund invest in derivatives?

Response: The Trust prefers to leave the disclosure as is as the Fund does have the ability to invest to a limited extent in derivatives. While the Adviser does not presently intend to do so, it believes it is appropriate to include derivatives in the discussion of how NAV is calculated.

13.Comment: Please update the list of the New York Stock exchange holidays for 2022 to include Juneteenth National Independence Day (June 20, 2022).

Response: The Trust has revised the disclosure to reflect the holiday.

Statement of Additional Information

General Information About the Trust

14.Comment: The disclosure in this section notes that the Fund seeks to achieve its investment objective on both a single day and over time. This language appears to relate to a leveraged or inverse fund. If the disclosure is accurate with regards to a single day, please update the disclosure in the Prospectus.

Response: The Trust has revised the sentence to remove references to "a single day."

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProShare Advisors LLC

Director, Counsel